Exhibit 2.01

Disclosure of Payments by Resource Extraction Issuer

The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD, made for each project of the resource extraction issuer relating to the commercial development of oil, natural gas, or minerals:	Trona Ore Mining Royalties - $12,007,018.51

The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD, for all projects made to each government:	See above for amount of payments; all payments were made to the U.S. federal government as specified below.

The total amounts of the payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD:	See above.

The currency used to make the payments:	U.S. dollars

The fiscal year in which the payments were made:	January 1-December 31, 2023

The business segment of the resource extraction issuer that made the payments:	Soda and Sulfur Services Segment

The governments (including any foreign government or the Federal Government) that received the payments and the country in which each such government is located:	Federal Government – Office of Natural Resources Revenue, U.S. Department of the Interior in the United States of America

The project of the resource extraction issuer to which the payments relate:	Trona Ore Mining, Wyoming

The particular resource that is the subject of commercial development:	Trona Ore

The method of extraction used in the project:	Underground mining

The major subnational political jurisdiction of the project:	Wyoming